UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Lapolla Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

516648 10 2

(CUSIP Number)

JARE Investment LLC
c/o Kamson Corporation
270 Sylvan Avenue, Suite 170
Englewood Cliffs, New Jersey 07632
(281) 871-1055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516648 10 2
1. Names of Reporting Persons. JARE Investment LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO, PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,473,960
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,473,960
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,473,960
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 12.9%(1)
14. Type of Reporting Person (See Instructions) OO

(1)     The percentage ownership interest is determined based on 127,816,247 shares of common stock outstanding as of October 4, 2017, as disclosed by the Issuer on Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on October 5, 2017.

CUSIP No. 516648 10 2
1. Names of Reporting Persons. Joseph Spadaccini
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,473,960
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,473,960
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,473,960
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 12.9%(1)
14. Type of Reporting Person (See Instructions) IN

(1)     The percentage ownership interest is determined based on 127,816,247 shares of common stock outstanding as of October 4, 2017, as disclosed by the Issuer on Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on October 5, 2017.

Item 1.	Security and Issuer.

This Schedule 13D relates to common stock, par value $0.01 per share (“Common Stock”) of Lapolla Industries, Inc., a Delaware corporation (the “Issuer”). The principal address of the Issuer is 15402 Vantage Parkway East, Suite 322, Houston, Texas 77032.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by JARE Investment LLC, a New Jersey limited liability company (“JARE”), and Joseph Spadaccini, the managing member of JARE (“Mr. Spadaccini,” and together with JARE, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is c/o Kamson Corporation, 270 Sylvan Avenue, Suite 170, Englewood Cliffs, New Jersey 07632.

(c) The principal business of JARE is to pursue, make and manage investments. The principal occupation of Mr. Spadaccini is serving as the managing member of JARE.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JARE is a limited liability company organized under the laws of the state of New Jersey. Mr. Spadaccini is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons have acquired shares of Common Stock pursuant to the following transactions:

(i) On December 24, 2013, JARE entered into an Agreement of Sale with Richard Kurtz (“Seller”) pursuant to which JARE agreed to purchase 4,490,513 shares of Common Stock at a purchase price of $0.50 per share. A portion of the purchase price was evidenced by a promissory note due January 1, 2021 made by JARE to the order of Seller, bearing interest at 1.65% per annum in the original principal amount of $1,995,256.50 (“Note No. 1”). JARE has the right to repay Note No. 1 in whole or in part at any time, without penalty, upon ten days prior written notice to Seller.

(ii) On December 30, 2014, JARE entered into an Agreement of Sale with Seller pursuant to which JARE agreed to purchase 11,983,447 shares of Common Stock at a purchase price of $0.20 per share. A portion of the purchase price was evidenced by a promissory note due January 1, 2022 made by JARE to the order of Seller, bearing interest at 1.72% per annum in the original principal amount of $2,196,689.00 (“Note No. 2”). JARE has the right to repay Note No. 2 in whole or in part at any time, without penalty, upon ten days prior written notice to Seller.

The foregoing descriptions of Note No. 1 and Note No. 2 are qualified in their entirety by reference to the full text of Note No. 1 and Note No. 2, which are filed as Exhibits 99.3 and 99.4, respectively, hereto and are incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in this Schedule 13D for investment purposes only. The Reporting Persons may, at any time and/or from time to time, acquire additional shares of Common Stock or dispose of Common Stock, based on prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

On October 4, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Icynene U.S. Holding Corp., a Delaware corporation (“Parent”), and Blaze Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things and subject to the satisfaction or waiver of specified conditions, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as the wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each of the Issuer’s issued and outstanding shares of Common Stock (other than any shares held by the Issuer as treasury shares or shares held by Parent, Merger Sub, or any other wholly owned affiliate of Parent and those shares with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn) will be cancelled and extinguished and converted into the right to receive $1.03 in cash, without interest (the “Per Share Merger Consideration”).

As of the effective time of the Merger, each stock option of the Issuer that is outstanding and unexercised immediately before the effective time will be cancelled in consideration for the right to receive a cash payment equal to the excess, if any, of the Per Share Merger Consideration over the exercise price of such stock option, without interest, less any required withholding taxes.

Also on October 4, 2017, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with Parent with respect to all shares of Common Stock beneficially owned by it as set forth in the Voting Agreement (the “Voting Shares”).

Under the Voting Agreement, the Reporting Persons agreed to take the following actions, among others, during the term of the Voting Agreement: (1) vote the Voting Shares in favor of (A) any proposal to adopt and approve or reapprove the Merger Agreement and the transactions contemplated thereby and (B) waiving any notice that may have been or may be required relating to the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement, and (2) vote the Voting Shares against (A) any action or agreement that would reasonably be expected to prevent or materially delay the consummation of the Merger or any other transactions contemplated by the Voting Agreement or the Merger Agreement, (B) any offer, proposal, inquiry or indication of interest relating to any direct or indirect transaction or series of transactions with any Person other than Parent or Merger Sub or any of their respective subsidiaries (“Acquisition Proposal”) or an inquiry, indication of interest or request for information, or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal (“Acquisition Inquiry”) and any action in furtherance of any such Acquisition Proposal or Acquisition Inquiry and (C) any action, proposal, transaction or agreement that, to the knowledge of the Reporting Persons, would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Reporting Persons or the Issuer under this Agreement or the Merger Agreement.

Under the Voting Agreement, the Reporting Persons granted to Parent (and its designees) an irrevocable proxy to vote the Voting Shares as provided above. The Voting Agreement, including the irrevocable proxies granted thereunder, will terminate upon (1) the mutual written consent of Parent and the Reporting Persons, (2) the effective time of the Merger, (3) the termination of the Merger Agreement in accordance with its terms, or (4) the time of any material modification, waiver or amendment of the Merger Agreement that reduces or changes the form of the Per Share Merger Consideration or which is otherwise adverse to the Reporting Persons in any material respect, in each case, without the prior written consent of the Reporting Persons.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, hereto and are incorporated by reference herein.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons intend to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

JARE is the record owner of 16,473,960 shares of Common Stock. Each of the Reporting Persons may be deemed to have shared voting and dispositive power over such shares, which represent 12.9% of the Common Stock. The percentage of the class beneficially owned by the Reporting Persons is based on 127,816,247 shares of Common Stock outstanding as of October 4, 2017, as disclosed by the Issuer on Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on October 5, 2017.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Voting Agreement, on October 4, 2017, the Reporting Persons entered into a written consent approving the Merger.

The information set forth in Item 3 is incorporated by reference herein.

The information set forth in Item 4 concerning the Voting Agreement is incorporated by reference herein.

Item 7.          Material to Be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit Number	Description of Exhibit
99.1
Agreement and Plan of Merger, dated as of October 4, 2017, by and among Icynene U.S. Holding Corp., Blaze Merger Sub Inc. and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2017, File No. 001-31354).

99.2	Voting Agreement, dated as of October 4, 2017, by and between Icynene U.S. Holding Corp. and the Reporting Person (filed herewith).
99.3	Promissory Note, dated as of December 24, 2013, by and between Richard Kurtz and JARE Investment LLC (filed herewith).
99.4	Promissory Note, dated as of December 30, 2014, by and between Richard Kurtz and JARE Investment LLC (filed herewith).
99.5	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 24, 2017

JARE INVESTMENT LLC

By: /s/ Joseph Spadaccini
Name: Joseph Spadaccini
Title: Managing Member

JOSEPH SPADACCINI

By: /s/ Joseph Spadaccini
Name: Joseph Spadaccini